Hello Group Inc.

20th Floor, Block B

Tower 2, Wangjing SOHO

No. 1 Futongdong Street

Chaoyang District, Beijing 100102

People’s Republic of China

August 4, 2023

VIA EDGAR

Mr. Stephen Krikorian

Mr. Morgan Youngwood

Ms. Jennifer Thompson

Mr. Jimmy McNamara

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Hello Group Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed April 25, 2023

File No. 001-36765

Ladies and Gentlemen:

This letter sets forth the Company’s responses to the comments contained in the letter dated July 7, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 25, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

FORM 20-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022

Part 1.

Item 3. Key Information

Our Holding Company Structure and Contractual Arrangements with the Consolidated Affiliated Entities, page 2

Hello Group Inc.

August 4, 2023

1.

Please disclose prominently on the prospectus cover page that your operations are conducted by your subsidiaries and through contractual arrangements with a variable interest entity (“VIE”) based in China and that this structure involves unique risks to investors. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure with additions underlined and deletions shown with a strike-through in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed. The Company further proposes to globally use “VIE” instead of “consolidated affiliated entity” in its future Form 20-F filings.

“Hello Group Inc. is not a mainland China operating company, but rather a Cayman Islands holding company with no equity ownership in ~~its consolidated affiliated entities~~the consolidated variable interest entities (the “VIEs”). Our Cayman Islands holding company does not conduct business operations directly. We conduct our operations in mainland China through (i) our mainland China subsidiaries and (ii) the ~~consolidated affiliated entities~~VIEs with which we have maintained contractual arrangements and their subsidiaries in mainland China. Mainland China laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in certain value-added telecommunication services, internet audio-video program services and certain other businesses. Accordingly, we operate these businesses in mainland China through the ~~consolidated affiliated entities~~VIEs and their subsidiaries, and rely on contractual arrangements among our mainland China subsidiaries, the ~~consolidated affiliated entities~~VIEs and their nominee shareholders to control the business operations of the ~~consolidated affiliated entities~~VIEs. The ~~consolidated affiliated entities~~VIEs are consolidated for accounting purposes, but are not entities in which our Cayman Islands holding company, or our investors, own equity. This structure involves unique risks to investors. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions or prohibitions. Revenues contributed by the ~~consolidated affiliated entities~~VIEs accounted for 99.2%, 98.4% and 95.7% of our total revenues for the years ended December 31, 2020, 2021 and 2022, respectively. As used in this annual report, “we,” “us,” “our company,” “our,” or “Hello Group” refers to Hello Group Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, the ~~consolidated affiliated entities~~VIEs and their subsidiaries in mainland China, including but not limited to Beijing Momo Technology Co., Ltd. (“Beijing Momo”), Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”), Loudi Momo Technology Co. Ltd. (“Loudi Momo”), Chengdu Momo Technology Co. Ltd. (“Chengdu Momo”), Hainan Yilingliuer Network Technology Co., Ltd. (“Hainan Yilingliuer”), Hainan Miaoka Network Technology Co., Ltd. (“Hainan Miaoka”), Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”), Tianjin Apollo Exploration Culture Co., Ltd.(“Tianjin Apollo”), QOOL Media (Tianjin) Co., Ltd (“Tianjin QOOL Media”), Beijing Top Maker Technology Co., Ltd. (“Beijing Top Maker,” formerly known as Beijing Fancy Reader Technology Co., Ltd.), Beijing Perfect Match Technology Co., Ltd. (“Beijing Perfect Match”), SpaceTime (Beijing) Technology Co., Ltd. (“SpaceTime Beijing”) and Tianjin Nishuodedoudui Technology Co., Ltd. (“Tianjin Nishuodedoudui”). ~~Investors in our ADSs are not purchasing equity interest in the consolidated affiliated entities in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.~~”

Hello Group Inc.

August 4, 2023

2.

You disclose that despite the lack of legal majority ownership, your Cayman Island holding company is considered the primary beneficiary of the consolidated affiliated entities and consolidates the consolidated affiliated entities and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Please clarify your disclosure to indicate that you are the primary beneficiary of the VIE for accounting purposes.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure with additions underlined and deletions shown with a strike-through in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“A series of contractual agreements, including business operation agreements, exclusive call option agreements, equity interest pledge agreements, exclusive cooperation agreements, power of attorney and spousal consent letters, have been entered into by and among our subsidiaries, the ~~consolidated affiliated entities~~VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the ~~consolidated affiliated entities~~VIEs and their respective shareholders are substantially similar. Despite the lack of legal majority ownership, our Cayman Island holding company is considered the primary beneficiary of the ~~consolidated affiliated entities~~VIEs for accounting purposes and consolidates the ~~consolidated affiliated entities~~VIEs and their subsidiaries as required by Accounting Standards Codification (“ASC”) topic 810, Consolidation. Accordingly, we treat the ~~consolidated affiliated entities~~VIEs as the consolidated entities under the accounting principles generally accepted in the United States, or U.S. GAAP, and we consolidate the financial results of the ~~consolidated affiliated entities~~VIEs in the consolidated financial statements in accordance with U.S. GAAP. For more details of these contractual arrangements, see ‘Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the ~~Consolidated Affiliated Entities~~VIEs and Their Respective Shareholders.’”

Other Risks Related to Our Mainland China Operations, page 4

3.

Please clarify your disclosure to address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Hello Group Inc.

August 4, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“We face various risks and uncertainties related to doing business in mainland China. Our business operations are primarily conducted in mainland China, and we are subject to complex and evolving mainland China laws and regulations. For example, we face risks associated with recent statements and regulatory actions by mainland China’s government, such as those related to the use of variable interest entities, regulatory approvals on offshore offerings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy, which may impact our ability to conduct certain businesses, accept foreign investments or financing, or list on a United States or other overseas exchange. These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or become worthless. For a detailed description of risks related to doing business in mainland China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China.”

For example, in December 2021, the Cyberspace Administration of China, or the CAC, together with other authorities, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced its predecessor regulation. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and operators of network platforms conducting data processing activities must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulates that network platform operators that hold personal information of over one million users shall apply with the Cybersecurity Review Office for a cybersecurity review before any initial public offering at a foreign stock exchange. Given that the Cybersecurity Review Measures was recently promulgated, there are substantial uncertainties as to its interpretation, application, and enforcement. See ‘Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business is subject to complex and evolving Chinese and international laws and regulations regarding cybersecurity, information security, privacy and data protection. Many of these laws and regulations are subject to change and uncertain interpretation, and any failure or perceived failure to comply with these laws and regulations could result in claims, changes to our business practices, negative publicity, legal proceedings, increased cost of operations, or declines in user base or engagement, or otherwise harm our business.’

Hello Group Inc.

August 4, 2023

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, promulgated Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and relevant five guidelines, which became effective on March 31, 2023. The Overseas Listing Trial Measures comprehensively improves and reforms the existing regulatory regime for overseas offering and listing of mainland China domestic companies’ securities and regulates both direct and indirect overseas offering and listing of mainland China domestic companies’ securities by adopting a filing-based regulatory regime. According to the Overseas Listing Trial Measures, any of our offering and listing in an overseas market in future may be subject to the filing with the CSRC. See ‘Item 3. Key Information—Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.’

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China— Any failure or perceived failure by us to comply with the Anti-Monopoly Guidelines for Platforms Economy Sector and other mainland China anti-monopoly laws and regulations may result in governmental investigations or enforcement actions, litigation or claims against us and could have an adverse effect on our business, financial condition and results of operations.’”

Cash Flow through Our Organization, page 5

4.

Please clarify your disclosures to explain whether you have written cash management policies and procedures that dictate how funds are transferred, and if so, describe these policies and procedures (e.g., a policy that addresses how a company handles any limitations on cash transfers due to PRC law). Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

In response to the Staff’s comment, the Company respectfully proposes to include the following disclosure in its future Form 20-F filings, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed (if inserted to the 2022 Form 20-F, such disclosure would have been on page 6):

“We have established stringent controls and procedures for cash flows within our organization. Each transfer of cash between our Cayman Islands holding company and a subsidiary, the VIE or the subsidiaries of the VIE is subject to internal approval. The cash of our group is under the unified management of our finance department, and is dispatched and applied to each operating entity based on the budget and operating conditions of the specific operating entity. Each cash requirement, after raised by an operating entity, is required to go through a two-level review process of our finance department. The funding team of the finance department will allocate the cash to the operating entity after the application for cash requirement is approved by the responsible person in the finance department. For more details regarding our intragroup cash flow, see the condensed consolidating schedules and statements under ‘Financial Information Related to the VIEs.’”

Hello Group Inc.

August 4, 2023

Financial Information Related to the Consolidated Affiliated Entities, page 7

5.

Please clarify your disclosures in this section to identify the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated.

The Company respectfully submits to the Staff that the financial information disclosed under column “Hello Group Inc.” represents the financial information of the parent company, and the financial information of VIEs and their consolidated subsidiaries are disclosed under column “Consolidated Affiliated Entities and Their Subsidiaries.” In addition, financial information of the WFOEs that are the primary beneficiaries of the VIEs is under the column “Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries,” and the aggregation of other entities’ financial information are disclosed under column “Other Subsidiaries.”

To avoid confusion, the Company respectfully proposes to revise the description of the column that represents the WFOEs from “Primary Beneficiaries of Consolidated Affiliated Entities and Their Subsidiaries” to “Primary Beneficiaries of VIEs,” and revise the description of the column that represents the VIEs and their consolidated subsidiaries from “Consolidated Affiliated Entities and Their Subsidiaries” to “VIEs and Their Consolidated Subsidiaries” in its future Form 20-F filings.

The Company further respectfully proposes to revise the disclosure on page 7 preceding the tables in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“The following table presents the condensed consolidating schedule of financial position for Hello Group Inc., its ~~wholly-owned subsidiaries~~WFOEs that are the primary beneficiaries of the ~~consolidated affiliated entities~~ VIEs under U.S. GAAP ~~and their subsidiaries~~ (the ‘Primary Beneficiaries of ~~Consolidated Affiliated Entities~~ VIEs ~~and Their Subsidiaries~~’), its other subsidiaries that are not the Primary Beneficiaries of the ~~consolidated affiliated entities~~ VIEs (the ‘Other Subsidiaries’), and the ~~consolidated affiliated entities~~ VIEs and their subsidiaries (the ‘VIEs and Their Consolidated Subsidiaries’) as of the dates presented.”

Hello Group Inc.

August 4, 2023

D. Risk Factors

Summary of Risk Factors, page 15

6.

In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company respectfully proposes to revise the disclosures included in Item 3.D in its future Form 20-F filings, with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Risks Related to Our Corporate Structure

•

We are a Cayman Islands holding company with no equity ownership in the ~~consolidated affiliated entities~~VIEs and we conduct our operations in mainland China through ~~(i)~~ our mainland China subsidiaries and ~~(ii)~~ the ~~consolidated affiliated entities~~VIEs ~~with which we have maintained contractual arrangements and their subsidiaries~~. ~~Investors in our Class A ordinary shares or the ADSs thus are not purchasing equity interest in the consolidated affiliated entities in mainland China but instead are purchasing equity interest in a Cayman Islands holding company.~~ If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company ~~in the Cayman Islands~~, the ~~consolidated affiliated entities~~VIEs, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the ~~consolidated affiliated entities~~VIEs and, consequently, significantly affect the financial performance of the ~~consolidated affiliated entities~~VIEs and our company as a group. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations’;

Hello Group Inc.

August 4, 2023

•

We rely on contractual arrangements with the ~~consolidated affiliated entities~~VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their respective shareholders for our operations in mainland China, which may not be as effective in providing operational control as direct ownership’; and

•

We may lose the ability to use and enjoy assets held by the ~~consolidated affiliated entities~~VIEs that are important to the operation of our business if the ~~consolidated affiliated entities~~VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We may lose the ability to use and enjoy assets held by the VIEs that are important to the operation of the business if the VIEs declare bankruptcy or become subject to a dissolution or liquidation proceeding.’

Risks Related to Doing Business in mainland China

•

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections of our auditor in the past has deprived our investors with the benefits of such inspections’;

•

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in mainland China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment’;

•

The mainland China government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The mainland China government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs’;

Hello Group Inc.

August 4, 2023

•

Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us. Rules and regulations in China can change quickly with little advance notice. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us’;

•

We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—We face uncertainties with respect to the implementation of the PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations’;

•

Mainland China’s M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Mainland China’s M&A Rules and certain other mainland China regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in mainland China’; and

•

The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—The approval of or filing with the CSRC or other mainland China government authorities may be required in connection with our offshore offerings under mainland China law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval.’”

Risks Related to Our Business and Industry, page 16

7.

In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Hello Group Inc.

August 4, 2023

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Many of the data-related legislations are relatively new and certain concepts thereunder remain subject to interpretation by the regulators. [……] If the Cybersecurity Review Measures and the enacted version of the Draft Data Security Regulations mandate clearance of cybersecurity review and other specific actions to be taken by issuers like us, we face uncertainties as to whether these additional procedures can be completed by us timely, or at all, which may delay or disallow our future listings (should we decide to pursue them)~~,~~. If we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject ~~us~~ to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our apps from the relevant application stores, ~~and~~ among other sanctions, which could materially and adversely affect our business and results of operations. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis.

We are constantly evaluating the potential impact of the PRC Cyber Security Law, the Data Security Law and other laws, regulations and policies relating to cybersecurity, privacy, data protection and information security on our current business practices. All these laws and regulations may result in additional expenses and obligations to us and any noncompliance with these laws and regulations may subject us to negative publicity, which could harm our reputation and negatively affect the trading price of the ADSs. We expect that these areas will receive greater public scrutiny and attention from regulators and more frequent and rigid investigation or review by regulators, which may increase our compliance costs and subject us to heightened risks and challenges. We place a strong emphasis on data security. To achieve the objective, we have established a data privacy and cybersecurity team to assist the management with respect to privacy and data usage matters, including to oversee compliance with the applicable privacy laws and regulations, periodic assessment of data privacy ethics as well as any related policies with respect to risk assessment and risk management, among other things. We have adopted a series of internal policies on data collection, processing and usage. We conduct regular self-inspections with regard to data privacy and cybersecurity to ensure compliance with applicable laws and regulations. We believe that we are currently in compliance with applicable laws, regulations and policies overseen by the CAC relating to cybersecurity, privacy, data protection and information security.”

Item 4. Information on the Company

C. Organizational Structure, page 91

Hello Group Inc.

August 4, 2023

8.

Disclose clearly that the company uses a structure that involves a VIE based in China and what that entails. Clarify your disclosures in this section to identify your wholly-owned subsidiary (“WFOE”) and its VIEs and their respective shareholders. Identify in this section clearly the entity in which investors are purchasing their interest and the entity(ies) in which the company’s operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with the VIE, its founders and owners, and the challenges the company may face enforcing these contractual agreements due to legal uncertainties and jurisdictional limits.

In response to the Staff’s comment, the Company respectfully proposes to revise the referenced disclosure in its future Form 20-F filings with additions underlined and deletions shown with a strike-through, subject to updates and adjustments to be made in connection with any material development of the subject matter being disclosed:

“Contractual Arrangements with the ~~consolidated affiliated entities~~VIEs and Their Respective Shareholders

Mainland China laws and regulations place certain restrictions on foreign investment in and ownership of internet-based businesses. Accordingly, we conduct our operations in mainland China principally through ~~Beijing Momo and its subsidiaries, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui~~the VIEs and their subsidiaries. Our wholly foreign-owned entities (“WFOEs”), Beijing Momo IT, QOOL Media Technology (Tianjin) Co., Ltd., Beijing Yiliulinger, Tantan Technology and Beijing Wozaixiangxiang, entered into contractual arrangements with the VIEs and their respective shareholders. Specifically, Beijing Momo IT entered into contractual arrangements with Beijing Momo, Beijing Top Maker, Beijing Perfect Match and SpaceTime Beijing, and their respective shareholders. Beijing Yiliulinger, a wholly-owned subsidiary of Beijing Momo IT, entered into contractual arrangements with Hainan Miaoka, Hainan Yilingliuer and their respective shareholders. QOOL Media Technology (Tianjin) Co., Ltd. entered into contractual arrangements with Tianjin QOOL Media and its shareholders. Tantan Technology entered into contractual arrangements with Tantan Culture and its shareholder. Beijing Wozaixiangxiang entered into contractual arrangements with Tianjin Nishuodedoudui. Beijing Momo, Tantan Culture, Hainan Miaoka, Hainan Yilingliuer and Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui are all of the ~~consolidated affiliated entities~~VIEs. See notes under ‘Item 4 Information on the Company—C. Organizational Structure’ on the previous page for shareholders of the VIEs. Investors in our ADSs are not purchasing equity interest in the VIEs in mainland China, but instead are purchasing equity interest in a holding company incorporated in the Cayman Islands.

Hello Group Inc.

August 4, 2023

The contractual arrangements allow us to:

•	exercise effective control over the ~~consolidated affiliated entities~~VIEs;

•	receive substantially all of the economic benefits of the ~~consolidated affiliated entities~~VIEs; and

•	have an option to purchase all or part of the equity interests in the ~~consolidated affiliated entities~~VIEs when and to the extent permitted by mainland China law.

As a result of these contractual arrangements, we are the primary beneficiary of the ~~consolidated affiliated entities~~VIEs and their subsidiaries, and, therefore, have consolidated the financial results of the ~~consolidated affiliated entities~~VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

The following is a summary of the currently effective contractual arrangements by and among ~~our wholly-owned subsidiary~~one of our WFOEs, Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo. We also entered into contractual arrangements with ~~Tantan Culture, Hainan Miaoka, Hainan Yilingliuer, Tianjin QOOL Media, Beijing Top Maker, Beijing Perfect Match, SpaceTime Beijing and Tianjin Nishuodedoudui~~other VIEs and their respective shareholders. The contractual arrangements entered into by our other ~~mainland China subsidiaries~~WFOEs with our other ~~consolidated affiliated entities~~VIEs and their respective shareholders contain substantially the same terms as described below.

[……]

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The company and its investors may never have a direct ownership interest in the businesses that are conducted by the VIEs. Uncertainties in the mainland China legal system could limit our ability to enforce these contractual arrangements, and these contractual arrangements have not been tested in a court of law. If the mainland China government finds that the agreements that establish the structure for operating our business in mainland China do not comply with mainland China laws and regulations, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we and the VIEs could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. The majority of our assets, including the necessary licenses to conduct business in mainland China, are held by the VIEs. A significant part of our revenues are generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of the securities of our company diminish substantially or even become worthless. Our company, our mainland China subsidiaries and VIEs, and investors of our company face uncertainty about potential future actions by the mainland China government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Hello Group Inc. may not be able to repay its indebtedness, and the Class A ordinary shares or ADSs of our company may decline in value or become worthless, if we are unable to assert our contractual control rights over the assets of our mainland China subsidiaries and VIEs that conduct all or substantially all of our operations. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.’

Hello Group Inc.

August 4, 2023

In the opinion of Han Kun Law Offices, our mainland China counsel:

•	the ownership structures of Beijing Momo IT and Beijing Momo will not result in any violation of mainland China laws or regulations currently in effect; and

•

the contractual arrangements among Beijing Momo IT, Beijing Momo and the shareholders of Beijing Momo governed by mainland China law are valid, binding and enforceable, and do not and will not result in any violation of mainland China laws or regulations currently in effect.

We are further advised by Han Kun Law Offices that the ownership structures of our other wholly-owned entities in mainland China and our other ~~consolidated affiliated entities~~VIEs in mainland China do not violate any applicable mainland China law, regulation or rule currently in effect, and the contractual arrangements among our other wholly-owned entities in mainland China, our other ~~consolidated affiliated entities~~VIEs in mainland China and their respective shareholders governed by mainland China law are valid, binding and enforceable in accordance with their terms and applicable mainland China laws and regulations currently in effect. [……] See ‘Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the mainland China government finds that the agreements that establish the structure for operating certain of our operations in mainland China do not comply with mainland China regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations,’ and ‘Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China—Uncertainties in the interpretation and enforcement of mainland China laws and regulations could limit the legal protections available to you and us.’”

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 16I

9.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Hello Group Inc.

August 4, 2023

In connection with the required submission under paragraphs (a) and (b)(3) of Item 16I, the Company respectfully submits that it relied on the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because such major shareholders are legally obligated to file beneficial ownership schedules with the Commission. Based on the examination of the Schedule 13Gs, Schedule 13Ds and the amendments thereto, other than Gallant Future Holdings Limited, J O Hambro Capital Management Limited, Renaissance Technologies LLC and Invesco Ltd., no shareholder beneficially owned 5% or more of the Company’s total outstanding shares as of March 31, 2023. Additionally, none of Gallant Future Holdings Limited, J O Hambro Capital Management Limited, Renaissance Technologies LLC or Invesco Ltd. was owned or controlled by a governmental entity of mainland China based on the review of the public filings of these shareholders. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China do not have a controlling financial interest in the Company. In addition, as disclosed in the 2022 Form 20-F, the Company is the primary beneficiary of the VIEs. It has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses or the right to receive the economic benefits of the VIEs that could be significant to the VIEs. Except for Tantan Culture and Tianjin QOOL Media, the shareholders of the other VIEs are natural persons. The shareholder of Tantan Culture is Beijing Momo, one of our VIEs whose shareholders are natural persons. The shareholders of Tianjin QOOL Media are Beijing Momo, one of our VIEs whose shareholders are natural persons, and Tianjin Mingqiao Media Partnership (Limited Partnership), whose partners are two natural persons. Therefore, the VIEs are not owned or controlled by a governmental entity of mainland China, and the governmental entities in mainland China do not have a controlling financial interest in the VIEs.

In connection with the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that, based on its register of members as of March 31, 2023, its shareholders included: (i) Deutsche Bank Trust Company Americas; (ii) natural persons or entities wholly owned by trusts established for the benefits of natural persons; and (iii) institutional shareholders. Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to verify the background of each ADS holder due to the large number of such holders, and the Company could only rely on the Schedule 13Ds, Schedule 13Gs and the amendments thereto filed by the beneficial owners of 5% or more of the Company’s shares. Based on such public filings, none of the holders who own more than 5% of the Company’s shares is a governmental entity in the Cayman Islands. The Company further confirms that no governmental entities in the Cayman Islands own shares of any of its shareholders which are trusts established for the benefits of natural persons. Based on the examination of publicly available information of the institutional shareholders, such as their websites and the Schedule 13Gs, Schedule 13Ds and the amendments thereto filed by them, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of any of the institutional shareholders. Therefore, to the best of our knowledge, no governmental entities in the Cayman Islands own shares of the Company. In addition, as disclosed in the 2022 Form 20-F and discussed in the previous paragraph, the shareholders of the Company’s VIEs are all natural persons or entities whose shareholders or partners are natural persons.

Hello Group Inc.

August 4, 2023

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

10.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

The Company respectfully submits that it has asked all of its directors to complete a questionnaire as part of its annual compliance procedures. Each director confirmed in such questionnaire that such director is not an official of the Chinese Communist Party. In addition, the Company respectfully submits that based on the employment profiles, none of the members of the boards of the Company’s consolidated foreign operating entities are officials of the Chinese Communist Party.

11.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3), and (b)(5) are provided for “Hello Group Inc. or the VIEs.” We also note that your list of principal subsidiaries and consolidated entities in Exhibit 8.1 appears to indicate that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.

a)

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required submission under paragraph (b)(2) of Item 16I, the Company respectfully submits that the jurisdictions in which the Company’s material consolidated foreign operating entities are incorporated include Hong Kong, the Cayman Islands, Singapore and mainland China. The Company holds 100% equity interests in such material consolidated operating entities except the VIEs, QOOL Media Inc., Qool Media HongKong Limited and QOOL Media Technology (Tianjin) Co. Ltd. As disclosed in the 2022 Form 20-F and discussed in the response to Question 9 above, the shareholders of the Company’s VIEs are all natural persons or entities whose shareholders or partners are natural persons. The Company holds 79.55% equity interest in QOOL Media Inc. and the rest is held by an entity incorporated in the British Virgin Islands and controlled by a natural person. QOOL Media Inc. owns 100% equity interest in Qool Media HongKong Limited, which owns 100% equity interest in QOOL Media Technology (Tianjin) Co. Ltd. Therefore, to the best of our knowledge, no governmental entities in Hong Kong, the Cayman Islands, Singapore or mainland China own shares of the Company’s material consolidated foreign operating entities.

Hello Group Inc.

August 4, 2023

b)	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required submission under paragraphs (b)(3) of Item 16I, the Company respectfully submits that, based on the analysis in the previous paragraph, the governmental entities in mainland China do not have a controlling financial interest in the Company’s material consolidated foreign operating entities. With respect to the required submission under paragraphs (b)(5) of Item 16I, the Company confirms that the articles of its material consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

12.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge”. Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

The Company confirms without qualification that its articles and the articles of its consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Financial Statements

Note 5. Long-Term Investments, page F-33

13.

Please provide a legal analysis of whether the Company or any of its subsidiaries meets the definition of “investment company” under Section 3(a)(1)(C) of the 1940 Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C), identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss: (i) your proposed treatment of the Company’s cash and cash equivalents for purposes of Section 3(a)(1)(C); (ii) your proposed treatment of the Company’s term deposits for purposes of Section 3(a)(1)(C); and (ii) any other substantive determinations and/or characterizations of assets that are material to your calculations.

Hello Group Inc.

August 4, 2023

Section 3(a)(1)(C) Calculations

Attached to this letter as Appendix A is a calculation of the value of the investment securities owned by the Company expressed as a percentage of the value of its adjusted total assets, calculated in accordance with Section 3(a)(1)(C) of the Investment Company Act of 1940 (the “1940 Act”) (the “40% Test”), as well as separate calculations for each of its relevant wholly-owned subsidiaries and VIEs as of December 31, 2022. The Company has over 40 direct and indirect wholly-owned subsidiaries, majority-owned subsidiaries and VIEs. In order to streamline this analysis, the Company has identified only one relevant direct wholly-owned subsidiary, Tantan Limited (“Tantan”), and Tantan’s wholly-owned subsidiaries and VIEs (the “Tantan Group”). The Company believes that the Tantan Group is the only relevant group of its wholly-owned subsidiaries and VIEs because the outcome of the Company’s 40% Test turns on whether Tantan is a majority-owned subsidiary of the Company that meets the requirements of Section 3(a)(2)(C) of the 1940 Act, and thus not an investment security. Attached to this letter as Appendix B is a corporate structure chart depicting the Company and the Tantan Group. The Company treats all VIEs as equivalent to wholly-owned subsidiaries for purposes of calculating the 40% Test. Please see Appendix C attached to this letter for an explanation of why this treatment is appropriate.

The calculations conclude that investment securities represent approximately 26% of the Company’s adjusted total assets when calculated in accordance with the unique method required by the 40% Test. For purposes of the 40% Test, the Company treats all securities held by the Company as investment securities, excluding (i) U.S. government securities, (ii) U.S. registered money market funds,1 and (iii) securities of majority-owned subsidiaries and VIEs that are not themselves investment companies.

With respect to certain specific unconsolidated assets of the Company and the Tantan Group as of December 31, 2022:

•

Except as described in footnote 1, all of the “cash and cash equivalents” owned by the Company and the Tantan Group consist of demand deposits at banks. These assets (other than the non-U.S. money market fund described in footnote 1) were eliminated from the numerator and the denominator in the Company’s and the Tantan Group’s 40% Test calculations.

•

All of the Company’s wholly-owned subsidiaries, majority-owned subsidiaries and VIEs, other than the Tantan Group, were treated as investment securities and included in the numerator and the denominator in the Company’s 40% Test calculations. The Company does not concede that any of these assets are investment securities; rather, the Company believes that none of these assets are investment securities. However, in order to streamline this analysis and focus only on those assets relevant to the Company’s 40% Test calculation, the Company has assumed solely for the purposes of this analysis that these assets are investment securities.

[1]

Willkie Farr & Gallagher, SEC Staff No-Action Letter (Oct. 23, 2000). As of December 31, 2022, none of the Company or the Tantan Group owned any U.S. registered money market funds. Although the Company and its various wholly-owned subsidiaries, majority-owned subsidiaries and VIEs own “cash management products” such as time deposits and structured deposits maintained in commercial banks in China with maturities of twelve months or less, and non-U.S. domiciled money market funds, the status of these instruments is not material to this streamlined analysis. The Company directly owns one Dublin-domiciled money market fund and it has been treated as an investment security for the purposes of this analysis (i.e., included in the numerator and the denominator in the 40% Test calculations), although the Company does not concede that this asset or any other cash management product described above is an investment security as defined in the 1940 Act.

Hello Group Inc.

August 4, 2023

•

The Company’s and the Tantan Group’s intercompany receivables were not treated as investment securities and were eliminated from the numerator, and included in the denominator, in the Company’s and the Tantan Group’s 40% Test calculations. These receivables generally reflected ordinary operational movement of funds within a corporate family, as well as expense reimbursements, were not subject to interest charges and were not memorialized with notes or credit agreements.[2] Additionally, many of these receivables relate to the Company’s or Tantan’s wholly-owned or majority-owned subsidiaries and VIEs (which, as described in Appendix C, are treated as equivalent to wholly-owned subsidiaries for purposes of calculating the 40% Test); therefore, to the extent such receivables could be considered securities, they would not be investment securities given their issuance by a majority-owned subsidiary meeting the requirements of Section 3(a)(2)(C) of the 1940 Act.

Note 16. Share-Based Compensation, page F-44

14.

We note the volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. Please explain how you considered your historical volatility and expected share price volatility in determining the volatility assumptions to use. Please quantify the difference between your historical volatility and the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. We refer you to ASC 718-10-55-37 through 41 and Staff Accounting Bulletin (“SAB”) 107, Topic 14.

The Company respectfully submits to the Staff that the Company and its unlisted subsidiary, Tantan, acquired in 2018, granted share options to subscribe their respective common stocks to their employees as an incentive, separately. The Company and Tantan use the Black-Scholes and the binomial tree pricing model to estimate the fair value of share options on the date of grant, respectively.

In accordance with ASC 718-10-55-37 through 41 and Staff Accounting Bulletin (“SAB”) 107, Topic 14.D.1—Question 4, the Company and Tantan have consistently placed sole reliance on historical volatility when determining the volatility assumptions to use, considering the following factors:

[2]

See Amicus Brief for the United States at n.13, Marine Bank v. Weaver, 455 U.S. 551 (1982) (suggesting that evidences of indebtedness generally represent a transaction in which the use of money is obtained in exchange for a promise to pay interest and to repay a fixed sum at a future date); Merrill, Lynch, Pierce, Fenner & Smith Incorporated, SEC Staff No-Action Letter (Sept. 28, 1982) (same).

Hello Group Inc.

August 4, 2023

•

The Company and Tantan’s corporate and capital structure and business model have not changed, and have not entered into any material merger or disposal transactions from 2020 to 2022, accordingly the Company and Tantan believe the historical volatility is most relevant and objective to their future volatility over the expected term or contractual term;

•	The computation of historical volatility uses a simple average calculation method;

•

A sequential period of historical data equal to the expected term of 6 years of the share options of the Company is used, and a sequential period of historical data equal to the contractual term of 10 years of the share option of Tantan is used;

•	Daily price observations, measured at a consistent point throughout the applicable historical period, are used; and

•	The Company and Tantan do not have any traded options or other similar instruments that may provide an implied volatility.

Accordingly, the Company and Tantan have consistently applied the methodology to compute the historical volatility since 2012 and 2018, respectively, and the Company and Tantan believe that such method produces an estimate that is representative of a marketplace participant’s expectations about the Company’s and Tantan’s future volatility over the expected term or contractual term of its share options.

For the share options issued by Tantan, as the underlying common shares have not yet been publicly traded, its own historical volatility was not available. Therefore, the volatility assumption was determined based on the historical volatility of Tantan’s comparable listed companies in the period comparable to the expected term of each grant.

For the share options issued by the Company, the exercise price of the Company’s share options granted in 2020, 2021 and 2022 was US$0.0002; those options were considered deep in-the-money, and the impact of volatility factor to the fair values of the Company’s share options was nominal. Given the trading history of the Company might not be long enough to match the expected term of share options granted prior to October 2020, the Company consistently adopted the historical stock price volatility of comparable companies in determining the volatility factor for share options granted from 2012 to 2022. There is no difference in the fair values of the Company’s share options estimated using the comparable listed companies’ historical volatility versus the Company’s historical volatility. The Company respectfully proposes to use its own historical volatility in determining volatility factor from 2023 and after as its trading history would be now long enough to match the expected term of the share options.

The following chart summarizes the Company’s historical volatility and the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the Company’s stock options.

Hello Group Inc.

August 4, 2023

	Historical volatility of the Company	Historical stock price volatility of comparable listed companies
2020	61.5%~62.0% (note)	50.6%~54.4%
2021	57.5%~61.0%	50.2%~51.8%
2022	59.6%~65.7%	50.3%~57.8%

Note: The historical volatility data of the Company became available since fourth quarter of 2020.

*        *        *

Very truly yours,

/s/ Cathy Hui Peng
Cathy Hui Peng
Chief Financial Officer

cc:	Yan Tang, Chairman and Chief Executive Officer, Hello Group Inc.

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Yilin Xu, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Sijia Li, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Appendix A

1940 Act Calculations3

Investment Securities = Fair value of all securities held, excluding (i) U.S. government securities, (ii) U.S. registered money market funds4 and (iii) securities of majority owned subsidiaries and VIEs that are not themselves investment companies.

Adjusted Total Assets = Total assets, excluding (i) U.S. Government securities, (ii) U.S. registered money market funds, and (iii) cash and cash items.5

Hello Group Inc. (Ultimate Holding Company)

A = Fair Value of Investment Securities	US$326,408,036
B = Adjusted Total Assets	US$1,244,756,851
A/B =	26.22%
Investment securities greater than 40%?	No

[3]

Calculations are based on financial information as of December 31, 2022. All amounts are in USD or RMB, as indicated. Fair value of the securities of majority-owned subsidiaries and VIEs is based on book value.

[4]	As of December 31, 2022, neither the Company nor any member of the Tantan Group owned any U.S. registered money market funds.
[5]	Except as described in note 1, all of the “cash and cash equivalents” owned by the Company and the Tantan Group as of December 31, 2022 consist of demand deposits at banks.

Tantan Group

Tantan Limited

(Wholly-Owned Subsidiary of Hello Group Inc.)

A = Fair Value of Investment Securities	US$0
B = Adjusted Total Assets	US$124,091,318
A/B =	0.00%
Investment securities greater than 40%?	No

Tantan Hong Kong Limited

(Wholly-Owned Subsidiary of Tantan Limited)

A = Fair Value of Investment Securities	US$0
B = Adjusted Total Assets	US$100,530,487
A/B =	0%
Investment securities greater than 40%?	No

Tantan Technology (Beijing) Co., Ltd.

(Wholly-Owned Subsidiary of Tantan Hong Kong Limited)

A = Fair Value of Investment Securities	RMB0
B = Adjusted Total Assets	RMB70,332,837
A/B =	0%
Investment securities greater than 40%?	No

Tantan Culture Development (Beijing) Co., Ltd.

(VIE of Tantan Technology (Beijing) Co., Ltd.)

A = Fair Value of Investment Securities	RMB0
B = Adjusted Total Assets	RMB103,835,704
A/B =	0%
Investment securities greater than 40%?	No

Tianjin Apollo Exploration Culture Co., Ltd.

(Wholly-Owned Subsidiary of Tantan Culture Development (Beijing) Co., Ltd.)

A = Fair Value of Investment Securities	RMB0
B = Adjusted Total Assets	RMB34,349,376
A/B =	0%
Investment securities greater than 40%?	No

Chengdu Biyou Technology Co., Ltd.

(Wholly-Owned Subsidiary of Tantan Culture Development (Beijing) Co., Ltd.)

A = Fair Value of Investment Securities	RMB0
B = Adjusted Total Assets	RMB566
A/B =	0%
Investment securities greater than 40%?	No

Appendix B

Appendix C

VIE Analysis

Facts

The Company, an exempted company with limited liability, is the holding company for the Company’s business. The Company conducts its business through several subsidiaries, VIEs and their subsidiaries. The Company’s major subsidiaries are Momo Technology HK Company Limited (“Momo HK”); Beijing Momo Information Technology Co., Ltd. (“Beijing Momo IT”); Tantan Limited (“Tantan”); Tantan Hong Kong Limited (“Tantan HK”); Tantan Technology (Beijing) Co., Ltd. (“Tantan Technology”); QOOL Media Inc. (“QOOL Inc.”); QOOL Media Technology (Tianjin) Co., Ltd. and SpaceCape Technology Pte. Ltd. The major VIEs are Beijing Momo Technology Co., Ltd. (“Beijing Momo”); QOOL Media (Tianjin) Co., Ltd. (“QOOL Tianjin”); Tantan Culture Development (Beijing) Co., Ltd. (“Tantan Culture”); Hainan Miaoka Network Technology Co., Ltd. (“Hainan Miaoka”) Beijing Top Maker Culture Co, Ltd. (“Beijing Top Maker”); Beijing Perfect Match Technology Co, Ltd. (“Beijing Perfect Match”); SpaceTime (Beijing) Technology Co, Ltd. (“SpaceTime Beijing”) and Tianjin Nishuodedoudui Technology Co., Ltd. (“Tianjin Nishuodedoudui”). The major subsidiaries of the VIEs are Chendgu Momo Technology Co., Ltd. (“Chengdu Momo”); Tianjin Heer Technology Co., Ltd. (“Tianjin Heer”); Loudi Momo Technology Co., Ltd. (“Loudi Momo”) and Tianjin Apollo Exploration Culture Co., Ltd. (“Tantan Apollo”).

The Company’s VIEs and their subsidiaries are controlled by the Company through a series of contractual agreements (the “VIE Contractual Arrangements”). The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP and include the accounts of the VIEs.

The VIE Contractual Arrangements consist of the following agreements:

1.

Powers of Attorney: Pursuant to separate powers of attorney, each shareholder of each VIE has irrevocably appointed a WFOE as the attorney-in-fact to act on their behalf on all matters pertaining to the VIEs and to exercise all of their rights as a shareholder of the VIEs, including but not limited to convening, attending and voting on their behalf at shareholder meetings, designating and appointing directors and senior management. The WFOEs may authorize or assign their rights under the powers of attorney to a person approved by the WFOE’s board of directors at its sole discretion, and each power of attorney will remain in force until the applicable shareholder ceases to hold any equity interest in the relevant VIE.

2.

Exclusive Call Option Agreements: Each shareholder of the VIEs irrevocably granted the respective WFOE or its designated representative an exclusive option to purchase all or part of his, her or its equity interests in the VIEs at a price equal to the nominal price or the lowest price as permitted by mainland China law. Each VIE also irrevocably granted the respective WFOE an exclusive option to purchase all or part of its assets at the lowest price permitted by mainland China law.

3.

Spousal Consent Letters: Each spouse of the married shareholders of the VIEs entered into a spousal consent letter pursuant to which they unconditionally and irrevocably agreed that the equity interests in the VIEs held by and registered in the name of their spouse will be disposed of pursuant to the equity interest pledge agreements, the exclusive call option agreements, and the powers of attorney. Each spouse agreed not to assert any rights over the equity interest in the VIEs held by their spouse. In addition, in the event that the spouse obtains any equity interests in the VIEs held by their spouse for any reason, they agreed to be bound by the contractual arrangements described herein.

4.

Exclusive Cooperation Agreements: Each VIE has entered into an exclusive technology services agreement or an exclusive services agreement with the respective WFOE, under which the applicable WFOE has the exclusive right to provide the VIE technology and other services in exchange for service fees, the amount of which shall be determined, to the extent permitted by applicable law, as proposed by the WFOE, resulting in a transfer of substantially all of the profits from the VIEs to the WFOEs.

5.

Business Operations Agreements: Under business operations agreements among the WFOEs, the VIEs and the shareholders of the VIEs, without the prior written consent of the WFOEs or their designated representative(s), the VIEs shall not conduct any transaction that may substantially affect the assets, business, operation or interest of the WFOEs. The VIEs and their shareholders shall also follow the WFOEs’ instructions on management of the VIEs’ daily operations, finance and employee matters and appoint the nominee(s) designated by the WFOEs as the director(s) and senior management members of the VIEs. In the event that any agreement between the WFOEs and the VIEs terminates, the WFOEs have sole discretion to determine whether to continue any other agreements with the VIEs. The WFOEs are entitled to any dividends or other interests declared by the VIEs, and the shareholders of the VIEs have agreed to promptly transfer such dividends or other interests to the WFOEs. The agreements shall remain effective for 10 years. At the discretion of the applicable WFOEs, the agreements will be renewed on their respective expiration dates, or the WFOEs and the VIEs will enter into another exclusive agreement.

6.

Equity Interest Pledge Agreements. Each shareholder of the VIEs pledged all of his, her or its equity interests in the VIEs and all other rights relevant to his, her or its rights in those equity interests to the respective WFOE to guarantee the VIEs’ and their shareholders’ payment obligations under the exclusive cooperation agreements, the business operations agreements, and the exclusive call option agreements, including but not limited to, the payments due to the WFOEs for services provided. If any VIEs or any of their shareholders breach their contractual obligations under those agreements, the respective WFOEs, as the pledgee, will be entitled to certain rights and entitlements, including receiving priority proceeds from the auction or sale of whole or part of the pledged equity interests of the VIEs in accordance with mainland China legal procedures. During the term of the pledge, the shareholders of the VIEs shall cause the VIEs not to distribute any dividends, and if they receive any dividends generated by the pledged equity interests, they shall transfer such received amounts to an account designated by the respective parties according to the instructions of the respective WFOEs.

Legal Analysis

Section 2(a)(24) of the 1940 Act defines “majority-owned subsidiary” of a person as a company 50 per centum or more of the outstanding voting securities of which are owned by such person or by a company which is a majority-owned subsidiary of such person. Similarly, Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.

Section 2(a)(42) of the 1940 Act defines “voting security” to mean, in pertinent part, any security6 presently entitling the owner or holder thereof to vote for the election of directors of a company. This voting control need not be held by reason of the ownership of securities; rather it may arise under a voting agreement.7 It is clear, reading Sections 2(a)(24) and 2(a)(42) of the 1940 Act together, that a majority-owned subsidiary or a wholly-owned subsidiary is defined with reference to the ability to elect a majority of its board of directors. Moreover, the courts and the Commission have taken the position that the possession of an economic interest in an issuer, such that the holder of the economic interest has the power to exercise control over how the issuer is managed, is considered to hold the equivalent of a voting security.8

We believe it is appropriate to treat the VIE Contractual Arrangements as “voting securities” under the 1940 Act. The VIE Contractual Arrangements provide the WFOEs with substantially all of the voting rights and economic benefits in the VIEs. The VIE Contractual Arrangements also satisfy the definition of an “investment contract” under Howey. The Company, through the WFOEs, has invested money in common enterprises (i.e., the VIEs) through the agreements with the VIEs. In return, the WFOEs would receive substantially all of the economic benefits in the VIEs, which depend on the efforts of the VIEs’ management teams and employees.

[6]

The definition of “security” under the 1940 Act is similar to the definition of “security” under the Securities Act and includes any “investment contract.” Under SEC v. W.J. Howey Co., 328 U.S. 293 (1946) (“Howey”), an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived from the efforts of others. The “Howey test” applies to any contract, scheme, or transaction, regardless of whether it has any of the characteristics of typical securities. As noted in Howey, form should be disregarded for substance and the emphasis should be on economic reality

[7]

See Farley, Inc. (pub. avail. Apr. 15, 1988); Pengrowth Energy Trust (pub. avail. Jan. 27, 2000). In Farley, Inc., the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary, even though it would own less than 50 percent of the voting power to elect directors of the subsidiary, since it would have voting control of the subsidiary through a voting agreement with another large shareholder. In Pengrowth Energy Trust, the staff at the SEC stated that it would not recommend enforcement action if the company treated its subsidiary as a majority-owned subsidiary even though the company’s only owned royalty units in the subsidiary and the company’s voting rights were acquired through a separate voting arrangement.

[8]

See, e.g., Clemente Global Growth Fund Inc. v. Pickens, 705 F. Supp. 958 (S.D.N.Y. 1989); Brief for the Securities and Exchange Commission amicus curiae at 18, 21, Clemente (discussing circumstances under which limited partnership interests may be considered to be voting securities for purposes of Section 3(c)(1) of the 1940 Act); Wells Fargo Alternative Asset Management, LLC, SEC Staff No-Action Letter (Jan. 26, 2005).

The WFOEs can also be deemed the beneficial owners of the voting securities of the VIEs under Rule 13d-3 of the Exchange Act (“Rule 13d-3”). Under Rule 13d-3, a person is a beneficial owner of an equity security if that person, either directly or indirectly, has or shares: (1) voting power, including the power to vote, or to direct the voting of, the security; or (2) investment power, including the power to dispose, or to direct the disposition of, the security. The First, Second, Third, and Seventh U.S. Federal Circuit Courts have all affirmed that the basis of Rule 13d-3 rests on whether a particular person can actually vote the shares. Since the VIE Contractual Arrangements provide the WFOEs with voting power that corresponds to the voting power of the voting securities in the VIEs, the WFOEs can be deemed beneficial owners of the voting securities of the VIEs.

Conclusion

The VIE Contractual Arrangements provide the WFOEs with substantially all of the voting power and economic benefits in the VIEs, which would allow them to elect substantially all of the boards of directors of the VIEs, and cause the applicable WFOE to be deemed the beneficial owner of the voting securities of the applicable VIE under Rule 13d-3. Therefore, the VIE Contractual Arrangements are the functional equivalent of voting securities of the VIEs and the VIEs are the functional equivalents of wholly-owned subsidiaries of the WFOEs for purposes of the 1940 Act.